23 May 2006

PHILIPS TO ACQUIRE MOTHER & BABY CARE PRODUCTS COMPANY

AVENT HOLDINGS LTD.

•	Deal brings together AVENT – a leader in baby care, with Philips – a leader in electronics

•	Complementary premium brands, sales channels and geographic scope expected to fuel future growth

•	Move further expands Philips’ presence in consumer health & wellness

Amsterdam, the Netherlands and London, the United Kingdom – Royal Philips Electronics (NYSE:PHG, AEX:PHI) and AVENT Holdings Ltd. (“AVENT”) today announced Philips will acquire AVENT, a leading provider of baby and infant feeding products in the United Kingdom and the United States, with sales in more than 60 countries. Subject to receipt of regulatory approval, Philips will acquire AVENT from the private equity firm Charterhouse Capital Partners LLP for approximately £ 460 million (approximately EUR 675 million) to be paid in cash upon completion of the transaction. The transaction is expected to close in the third quarter of 2006, and AVENT will be integrated into Philips’ Domestic Appliances and Personal Care division.

“We view the health and well-being of mothers and infants as a key future market for Philips. Through this acquisition, we can build on Philips’ leading position in Europe in baby monitors to become a leading provider of products in this market,” said Mr. Andrea Ragnetti, CEO of Philips Domestic Appliances and Personal Care division. “AVENT is recognized as a premium mother and baby care brand, while Philips’ brand is strongly associated with healthcare and advanced electronics designed around the consumer. So together, we see an excellent opportunity for emerging as a strong player in this growing market,” Mr. Ragnetti added.

For the 12 months ending March 2006, AVENT reported sales of approximately £ 113 million (approximately EUR 165 million) – representing a growth in sales of 12% over the previous 12 months, and an operating margin of 22%. Philips anticipates the acquisition to be accretive to margins from 2007 onwards. Over the next five years, it is expected that sales growth will significantly outpace the market.

To achieve this growth, Philips will combine AVENT’s well-established position in the UK and US markets and premium mother and baby care consumer brand with Philips’ extensive global reach, to expand AVENT’s activities – in particular into Asia and emerging markets. Through co-branding, Philips will create a premium product category through which future mother and baby care products – also increasingly with electronic components – can be introduced. Philips also expects to improve the efficiency of AVENT’s activities as they are scaled up, while leveraging both company’s mass retail and dedicated specialty sales channels.

In commenting on the acquisition, Elisabeth Christie, CEO of AVENT Holdings Ltd. said, “We see teaming up with Philips as a good fit for AVENT’s long-term growth plans. When it comes to the health and well being of mothers and infants, both our companies put the consumer first. We also both recognize that through strong consumer insights and premium products, we can achieve a leading position in the market. We look forward to working with a global leader in electronics, to continue bringing out innovative mother and baby care products.”

As Philips continues expanding its business activities across the entire care cycle, AVENT will provide a platform for Philips growing its consumer health & wellness activities further.
Founded in 1984, AVENT manufactures bottle, breast and toddler feeding products. The company is the market leader in the United Kingdom, is among the top three manufacturers in its category in the United States, and has sales in over 60 countries. AVENT is widely recognized as a premium brand as reflected by its many consumer, professional and industry awards. The company also enjoys very high brand recognition and leading market positions. Furthermore, AVENT has a reputation for technological innovation – having introduced the first steam sterilizer, first single handed breast pump, the first breast pump to imitate a baby’s suckling action, and the first and only feeding bottle to be clinically proven to reduce colic.

Valued at approximately EUR 7 billion, the addressable market in mother and baby care products – such as safety and monitoring products, health and personal care products, feeding accessories and early learning aids – is expected over the next 5 years to grow on average per year by approximately 5% in developed markets and 10% in emerging markets. In developed markets, the trend toward an aging population with a greater number of grandparents and older first time parents is resulting in higher spending per baby. In emerging markets, such as China, per capita spending on baby care products is also rising due to increased wealth and a higher portion of disposable income spent on infants and children.

For more background information, images and CVs, please visit http://www.newscenter.philips.com/about/news/press/article-15403.html

For further information, please contact:
Jayson Otke
Philips Corporate Communications
Tel: +31 20 59 77215
Email: jayson.otke@philips.com

David Charlesworth
Philips Electronics UK Ltd.
Tel: +44 (0) 7785 363159
Email: david.charlesworth@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.4 billion in 2005. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,500 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter.

About AVENT Holdings Ltd.
AVENT Holdings Ltd. is dedicated to creating, designing and manufacturing the highest quality baby feeding accessories in the world. AVENT provides mothers with clinically tested baby feeding products whether she decides to breast feed, bottle feed or combine the two. AVENT products are made to the highest quality standards in the award-winning factory in England. Over time, AVENT has become synonymous with innovation, quality, style and more. In the UK, AVENT is the number one brand, and throughout the past 20 years has received many awards. Outside the UK, AVENT operates in all the major European markets, in the United States, and distributes to a further 60 countries around the world.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.